RESOLUTIONS OF THE GENERAL MEETING OF AKBANK T.A.Ş. HELD ON MARCH 28, 2008

1- Approval of the reports of the Board of Directors, Statutory Auditors and Independent Auditors,

2- Balance sheet and profit and loss accounts for 2007 have been ratified and each of the Members of the Board of Directors and Auditors have been released from the liability with regard to the operations and accounts of 2007,

3- Net profit for 2007 will be distributed in conformity with the proposal of the Board of Directors, as follows;

In accordance with the 82nd article of the Articles of Association of Akbank, the dividend to be distributed from the 2007 net profit of YTL 1,994,294,332.74 will be as follows;

- Gross YTL 150,000,000 , equal to 5% of the paid-in capital of the Bank as of 31st December 2007 which is YTL 3,000,000,000 , will be allocated as primary cash gross dividend; and gross YTL 570,000,000 will be allocated as secondary cash gross dividend. Total gross dividend of YTL 720,000,000 , equal to 24% of the paid in capital, will be distributed to shareholders,

- Gross YTL 510,821.92 as cash dividend will be paid to the Chairman and the members of the Board, in accordance with the articles of association,

- Cash dividend payments will start on 31th March 2008,

- YTL 8,024,798.51 gains from the sale of fixed assets and subsidiaries will be allocated to Capital Reserves and after allocating YTL 156,765,798.83 to Legal Reserves, the remaining profit will be retained under Extraordinary Reserves,

4- The approval of Mr. Bülent Adanır and William Joseph Mills as Board members to the freed places on Board during the year for the remaining period,

5- Amendment of the 24th article of the Bank's Articles of Association according to suggestions of the Board and permission of related authorities,

6- The appointment of Başaran Nas Yeminli Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2008 and 2009,

7- The Board of Directors has been empowered in connection with matters falling within the scope of Articles 334 and 335 of the Turkish Commercial Code,

In accordance with the 8th item of the Agenda, Shareholders have been informed that YTL 447,604.05 has been donated to foundations and other charity organizations in 2007.

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com